FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of September 5, 2025

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ✓  Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Weekly Report (September 1, 2025 – September 5, 2025) on the First Tranche of Tenaris Share Buyback Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2025

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Weekly Report (September 1, 2025 – September 5, 2025) on the First Tranche of Tenaris Share Buyback Program.

Luxembourg, September 5, 2025. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today that pursuant to its First Tranche of the USD1.2 billion Share Buyback Program announced on June 6, 2025, covering up to USD600 million to be executed in the open market, it has repurchased the following ordinary shares from September 1, 2025 to (and including) September 5, 2025:

From September 1, 2025 to (and including) September 5, 2025, the Company has purchased a total of 323,000 ordinary shares for a total consideration of €4,924,030, equivalent to USD5,756,616.

As of September 5, 2025, the Company held in treasury 29,294,193 ordinary shares equal to 2.73% of the total issued share capital.

Tenaris intends to cancel treasury shares purchased under the Programs in due course.

Details of the above transactions, are available on Tenaris’s corporate website under the Share Buyback Program Section https://ir.tenaris.com/share-buyback-program.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.